Exhibit 5.4

OSLER, HOSKIN & HARCOURT LLP LETTERHEAD

April 14, 2004

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

We hereby consent to the refinance to our firm under the heading “Legal Matters” and elsewhere in the prospectus dated April 14, 2004 of Placer Dome Inc. (the “Prospectus”).

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that (a) are derived from any statement or opinion given by us in the Prospectus, or (b) are within our knowledge as a result of the services we have performed in connection with any statement or opinion given by us in the Prospectus.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP